

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2017

Wang Cheng (Henry)
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re: Kandi Technologies Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 001-33997**

Dear Mr. Wang:

We have reviewed your March 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2017 letter.

Management's Discussion and Analysis

Liquidity and Capital Resources

Cash Flow, page 37

1. Please provide a comparative analysis of material changes in cash flows of operating activities between consecutive fiscal periods presented, for example, between 2016 and 2015 and 2015 and 2014. In your analysis, discuss material changes between comparable periods in individual items comprising operating cash flows. Also, clarify how changes in working capital items contribute to actual changes in cash. For example, for 2016 it is not clear how increases in accounts payable and accounts receivable affect cash relative to payments of accounts payable and collections of accounts receivable. Please refer to instructions 1 and 4

of instructions to Item 303(a) of Regulation S-K and section IV.B.1 of SEC release No. 33-8350 for guidance.

Table of Contractual Obligations, page 38

2. Please present amounts for long term debt pursuant to Item 303(a)(5) of Regulation S-K.

Consolidated Balance Sheets, page F-4

3. We note "amount due from the JV Company, net" has continued to increase through December 31, 2016. Your response in your letter dated January 25, 2017 to our previous comment 8 indicated the increase in the balance was due to the industry-wide subsidy investigation performed by the government of the PRC during 2016. Your response and disclosures indicate the subsidy review is now complete and you expect the subsidy payment process to resume allowing the JV Company to begin to repay you. Please tell us how much of the balance due to you at December 31, 2016 has been received by you to date, and how much of the remainder of the balance you expect to receive and when .

4. In regard to "other long term assets" at December 31, 2016, please tell us and disclose any individual items in excess of five percent of total assets pursuant to Rule 5-02.17 of Regulation S-X. Also, please tell us the reason for the increase of approximately $42 million between December 31, 2016 and 2015 and where the change is reported in the statement of cash flow.

5. Please explain to us the reason for the decreases in "property, plant and equipment, net" and "construction in progress" between December 31, 2016 and 2015 and where the changes are reported in your financial statements.

Consolidated Statements of Cash Flow, page F-7

6. Please reconcile for us the amount of deferred taxes reported in operating activities for 2016 of $3,651,362 to the amount of the deferred tax provision for 2016 of $80,334 reported in the tax provision table on page F-31.

7. Please tell us where changes between December 31, 2016 and 2015 in the amounts of the balance sheet items for "advances to suppliers" and "deferred income" are reported in the statement of cash flow.

Note 6 – Summary of Significant Accounting Policies, page F-13

(e) Accounts Receivable, page F-15

8. We note the credit terms you grant to customers has increased from 150-180 days at December 31, 2015 to 210-720 days at December 31, 2016. Please tell us what consideration

you gave to classifying accounts with terms greater than 1 year as long term. So that we may better understand your receivable balances, include in your response an aging schedule of all receivable (i.e., accounts and notes receivable) balances related to your sale of products to both related and unrelated parties, including amounts due from the JV Company and its affiliates.

9. You disclose you extended the credit term with customers to a much longer period due to the delayed subsidy payments from the government on EV sales. Please explain to us and disclose why you believe it was necessary to extend the upper range of the credit term by four times the number of days in the prior upper range from 180 days to 720 days. Additionally, tell us the impact that extending the credit term had on your judgment for an allowance for doubtful accounts on your receivables from customers and the JV company and recognition as revenue of the associated sales in regard to collectability.

(g) Prepayments, page F-16

10. From disclosure in the second paragraph, it appears from December 31, 2015 through 2016 you made a total of $107,114,320 in prepayments for the Kandi Hainan project. It appears from your disclosure that $24,844,149 was expensed in 2016 as it related to the development of a new EV model. Please tell us where the remainder of the prepayments of $82,270,171 for this project is reported in your financial statements.

Note 18 – Taxes, page F-30

11. We note your disclosure on page F-30 in regard to your tax filing in the United States. Given your operations and assets are primarily located, and revenues are primarily generated, in the PRC, please tell us the reason for the substantial US NOL relative to the NOL for each of the PRC and Hong Kong.

12. Please disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h)(1)(i) of Regulation S-X.

13. Please disclose the nature of "non-taxable income" to the extent material to any period presented in the tax reconciliation table on page F-31, as you agreed to do in your response to our previous comment 3. In connection with this, also disclose the nature of "non-deductible expenses" presented in this table which appears to be material for 2016.

14. In your response to our prior comment 2 you indicated loss carried forwards in prior years have expired unused. You also applied a full valuation allowance against the deferred tax asset for the loss carried forward at each of December 31, 2015 and 2014. Please tell us why you believe your loss carried forward should not have a full valuation allowance at December 31, 2016.

15. The last sentence of ASC 740-10-50-2 specifies the net change during the year in the total valuation allowance shall be disclosed. Given the change in your valuation allowance against NOL's is impacted by the expiration of NOL's, please consider a schedule similar to that specified in Rule 12-09 of Regulation S-X to provide clarity for investors of the changes in the valuation allowance and how it impacts your reported tax expense.

16. In the deferred tax assets and liabilities table on page F-32, please specify what "expense" in each of the assets and liabilities sections of the table represents.

17. You disclose on page F-32 the net loss of entities in the PRC and US will begin to expire in 2021. This appears to refer to only the NOL incurred in 2016. Since NOL's at December 31, 2016 appear to be an accumulation of NOL's incurred over several years, please disclose the amount and expiration date of the loss carried forward incurred in each prior year for each jurisdiction, pursuant to ASC 740-10-50-3a.

Note 23 – Commitments and Contingencies, page F-41

18. Regarding the ZSICL matter, you disclose here you and three other parties, pursuant to a December 2016 court ruling, have been ordered to repay the principal and interest of the bank loan to Ping An Bank, and that an appeal to the ruling is pending. You further state you are unable to estimate the amount of any potential loss at this point. Given the court's ruling and the contractual nature of the amount of the guarantee, please tell us how you considered the probability of this loss and how to disclose and/or accrue for this loss contingency under ASC 450-20-25 and 50.

Note 26 - Restatements of Certain Accounts in Previously Issued Financial Statements, page F-43

19. Given the significant changes to operating, investing, and financing cash flow totals, please support your assertion in the first paragraph here that the effect of the restatements on the Statement of Cash Flows is not material.

Financial Statements of Kandi Electric Vehicles Group for the Year Ended December 31, 2016

Consolidated Balance Sheets, page FF-2

20. Please tell us why the amount due from related party increased significantly from 2015 and the increase did not appear to be attributable to sales to related parties based on their sales disclosure for 2016. Additionally, tell us how much of this balance has been collected subsequent to year end.

Note 14 – Income Taxes, page FF-23

21. It appears from the "addition to valuation allowance" line item in the statutory to effective tax rate reconciliation table on page FF-24 that deferred tax asset(s) exist. Please disclose the types of significant temporary differences and carryforwards applicable to the JV company pursuant to ASC 740-10-50-8. Also, provide the disclosures specified in ASC 740-10-50-2 and3 as appropriate. Further, explain the nature of the "non-deductible expenses" line item in the reconciliation table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure